EXHIBIT 99.1

Osisko Development to Complete Second Deferred Payment Installment in Connection With the Tintic Acquisition

MONTREAL, June 03, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces that, in accordance with the terms of the Company's previously-completed acquisition of a 100% ownership interest in the Tintic Project, located in Utah, U.S.A., in May 2022 (the "Tintic Acquisition"), the Company intends to satisfy the second of five deferred payments (the "Second Deferred Payment") to the sellers of the Tintic Project (the "Sellers") in common shares of the Company ("Common Shares").

The Second Deferred Payment of US$2,500,000 (or C$3,418,500 based on a USD/CAD exchange rate of 1.3674) is expected to be paid entirely in Common Shares at a deemed price of C$2.7829 per Common Share (based on the 20-day VWAP as of May 23, 2024), resulting in the issuance of 1,228,394 Common Shares to the Sellers in full satisfaction of the Second Deferred Payment.

The issuance of the Common Shares in satisfaction of the Second Deferred Payment remains subject to the approval of the TSX Venture Exchange.

For additional details regarding the Tintic Acquisition, please refer to the Company's news releases dated January 25, 2022 (entitled "Osisko Development Announces Proposed Acquisition of Tintic Consolidated Metals") and May 30, 2022 (entitled "Osisko Development Completes Acquisition of Tintic Consolidated Metals, Finalizes Binding Stream Terms and Satisfies Escrow Release Condition For Brokered Subscription Receipt Financing").

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the ability and timing of the Company completion of the Second Deferred Payment and the TSX Venture Exchange's final approval of the issuance of the Common Shares in satisfaction of the Second Deferred Payment. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.